Exhibit 12.1

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	(in millions)
Fixed Charges:

Interest expense, net of amounts capitalized	$23.4	$22.5	$46.0	$46.5
Capitalized interest	$2.4	$3.3	$6.0	$4.7
Estimated of interest expense within rental expense	$0.7	$1.1	$2.0	$2.2
Total Fixed Charges	$26.5	$26.9	$54.0	$53.4

Earnings as defined:

Pre-tax income (loss) before income (loss) from equity investees	$198.3	$231.9	$360.0	$399.8
Fixed Charges	$26.5	$26.9	$54.0	$53.4
Amortization of capitalized interest	$0.5	$0.5	$0.9	$0.4
Distributed income of equity investees	$—	$—	$—	$10.7
Interest capitalized	$(2.4)	$(3.3)	$(6.0)	$(4.7)
Total Earnings	$222.9	$256.0	$408.9	$459.6

Ratio of Earnings to Fixed Charges	8.4	9.5	7.6	8.6